

Mail Stop 3561

November 8, 2010

Mitchell Rubenstein
Chairman and Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road, Suite 221A
Boca Raton, Florida 33431

> **Re:** **Hollywood Media Corp.**
> **Form 10-Q/A for the Fiscal Quarter ended June 30, 2010**
> **Filed August 26, 2010**
> **Form 10-K/A for Fiscal Year ended December 31, 2009**
> **Filed April 30, 2010**
> **Form 10-K for Fiscal Year ended December 31, 2009**
> **Filed March 19, 2010**
> **File No. 1-14332**

Dear Mr. Rubenstein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year ended December 31, 2009

Elements of Compensation, page 5

1. We note that in setting compensation levels you used a benchmark comprised of twelve publicly traded companies including Imax, CNET, Internet Brands, Inc., Knot Inc., TheStreet.com and Ediets.com Inc. Please disclose the names of the other six component companies of the benchmark you used. In future filings please disclose all component companies of any benchmark and disclose the degree to which the

compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Form 10-K for Fiscal Year ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 42

2. Please refer to the line item Equity in earnings of unconsolidated investees, net of return of invested capital. Generally, dividends received representing a return on investment are classified as cash inflows from operating activities and receipts from returns of investments are classified as cash inflows from investing activities. Please revise or explain to us how you determined it was appropriate to reflect cash receipts representing a return of your investment as an operating cash flow. Include in your response the amounts netted for each period presented. Reference is made to FASB ASC 230-10-45-12.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 45

Revenue Recognition, page 48

Ticketing

3. We note your disclosure of several sources of revenue within your ticketing sales division, but you do not disclose how you account for refunds and returns. Please tell us and disclose how you account for refunds and returns. Please also explain to us what factors you consider and how you recognize an impairment on ticket inventory held for sale.

Variable Interest Entities, page 50

4. We note your disclosure that all of the $2.6 million in escrow was distributed during 2009 to fund operating losses at Hollywood.com, LLC. Further, you disclose your determination that Hollywood.com, LLC qualifies as a variable interest entity under FASB ASC 810-10-25 but you are not the primary beneficiary since you are not expected to absorb a majority of the loss. Please explain to us and provide us with your calculations supporting your determination that the amount you distributed of $2.6 million did not represent funding of a majority of the losses of Hollywood.com, LLC for 2009. We may have further comment upon review of your response.

Note 4. Discontinued Operations, page 57

Hollywood.com Business

5. We note your disclosure that you did not have a significant continuing involvement in the Hollywood.com, LLC business operations and that the risks of ownership were transferred. Please provide us with a detailed explanation and other supporting evidence as to why you do not consider funding Hollywood.com, LLC operating losses of $2.6 million in 2009 to meet the definition of significant involvement as well as a continuation of the risks of ownership.   Refer to SAB Topic 5-E.

Note 15. Investments in and Advances to Equity Method Unconsolidated Investees, page 67

(b)   MovieTickets.com, Inc.

6. We note your disclosure regarding your investment in MovieTickets.com, Inc. and the $1.9 million of dividend income and $5 million impairment charge in fiscal 2009. Based on your disclosure, it appears MovieTickets.com, Inc. represents a significant unconsolidated investee and you are required to provide audited financial statements of MovieTickets.com, Inc. in accordance with Rule 3-09 of Regulation S-X. Please amend your filing accordingly, or provide us with your calculations supporting your conclusion that separate audited financial statements were not required under Rule 3-09 of Regulation S-X.

7. Please revise your disclosure to include all of the information required by Rule 4-08 (g) of Regulation S-X. The summarized disclosure provided does not include all of the required information. Note also that the summarized financial data should not be labeled unaudited.

Form 10-Q/A for the Fiscal Quarter ended June 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Estimates, page 27

8. We note your recent annual reviews of goodwill for each segment resulted in impairment charges principally in the ad sales segment of $5 million and $3.3 million during fiscals 2009 and 2008, respectively. Further, you disclose the ad sales segment had a fair value that exceeded the carrying value of goodwill of $14.6 million by approximately 20% as of October 1, 2009. In that regard, your segment reporting in Note 18 reflects net revenues generated from your online ad sales segment has continued to decline during each of the last three fiscal years, and

experienced a significant decline during fiscal 2009.   Please provide us with the major assumptions used relating to the growth in net revenues in your goodwill impairment analysis that resulted in fair value exceeding your carrying value in 2009. Refer to FASB ASC 350-20-35.

Item 4. Controls and Procedures, page 30

Evaluation of Disclosure Controls and Procedures, page 30

9. We note your conclusion that disclosure controls and procedures were not effective as of June 30, 2010 and your reference to the same previously reported conclusion in Form 10-K as of December 31, 2009 regarding a material weakness relating to procedures associated with many aspects of the Broadway Ticketing business model. You did not provide investors with an update on your progress toward completing the remediation actions disclosed in your 2009 Form 10-K/A as being implemented during 2009 to resolve the material weakness. Due to the materiality of the ticketing operations to your financial results, please tell us and disclose in future filings the progress of the action steps management implemented during 2009 to remediate this weakness. Refer to Item 307 of Regulation S-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs at (202) 551-3241 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director